SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

L2 Medical Development Company

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

50243R102

(CUSIP Number)

Boeckmann Family Revocable Trust

15505 Roscoe Blvd.

North Hills, CA 91343

Attn: Herbert F. Boeckmann, II and Floy Jane Boeckmann, Trustees

(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

With a copy to:

September 4, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50243R102

1		NAME OF REPORTING PERSONS Boeckmann Family Revocable Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 675,876
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 675,876
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 675,876(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%(2)
14		TYPE OF REPORTING PERSON (See Instructions) OO

___________________________

(1) Includes a warrant to purchase 225,292 shares of Common Stock of the Issuer. (See Item 3.)

(2) Based on 8,863,668 shares of Common Stock outstanding on September 5, 2013.

CUSIP No. 50243R102

1		NAME OF REPORTING PERSONS Herbert F. Boeckmann, II
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 675,876
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 675,876
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 675,876(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%(2)
14		TYPE OF REPORTING PERSON (See Instructions) IN

___________________________

(1) Includes a warrant to purchase 225,292 shares of Common Stock of the Issuer. (See Item 3.)

(2) Based on 8,863,668 shares of Common Stock outstanding on September 5, 2013.

CUSIP No. 50243R102

1		NAME OF REPORTING PERSONS Floy Jane Boeckmann
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 675,876
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 675,876
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 675,876(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%(2)
14		TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes a warrant to purchase 225,292 shares of Common Stock of the Issuer. (See Item 3.)

(2) Based on 8,863,668 shares of Common Stock outstanding on September 5, 2013.

CUSIP No. 50243R102

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.001 par value per share (“Common Stock”) of L2 Medical Development Company (the “Issuer”). The principal executive offices of the Issuer are located at 2451 Alamo Avenue SE, Albuquerque, NM 87106.

Item 2.	Identity and Background

(a) This statement is being filed by Boeckmann Family Revocable Trust (the “Trust”) and Herbert F. Boeckmann, II and Floy Jane Boeckmann (the “Trustees” and, together with the Trust, the “Reporting Persons”).  The Trust is organized in the State of California.  The Trustees are citizens of the United States of America and are the trustees of the Trust.

(b) The business address for each of the Reporting Persons is 15505 Roscoe Blvd., North Hills, CA 91343.

(c) The present principal occupation of Mr. Boeckmann, Trustee, is owner/president of Galpin Motors, Inc. The present principal occupation of Ms. Boeckmann, Trustee, is corporate secretary of Galpin Motors, Inc. The business address of the Issuer is 2451 Alamo Avenue SE, Albuquerque, NM 87106.

(d) During the last five years the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The Reporting Persons are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons received 450,584 shares of Common Stock of the Issuer in consideration for shares of common stock of Enerpulse, Inc. a Delaware corporation (“Enerpulse”) pursuant to an agreement and plan of merger dated as of September 4, 2013 (the “Agreement”) by and among the Issuer on the one hand, and Enerpulse Merger Sub, Inc., a wholly-owned subsidiary of the Issuer and Enerpulse on the other hand. The Agreement was filed with the Securities and Exchange Commission on September 10, 2013 on a Current Report on Form 8-K.

Additionally, following the consummation of the merger contemplated by the Agreement, the Reporting Persons received the right to exchange a warrant to purchase shares of common stock of Enerpulse for a substantially similar warrant issued by the Issuer (the “Warrant”).  The Warrant will be exercisable for 225,292 shares of Common Stock of the Issuer at an exercise price of $2.66. All of the shares subject to the Warrant are exercisable in the next sixty days.

CUSIP No. 50243R102

Item 4.	Purpose of the Transaction

The Reporting Persons received shares of Common Stock in consideration for the Enerpulse shares under the Agreement. The Reporting Persons received the right to exchange a warrant to purchase shares of common stock of Enerpulse for a substantially similar Warrant issued by the Issuer under the Agreement.

Subject to ongoing evaluation, except as set forth above, the Reporting Persons have no current plans or proposals which relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Persons beneficially own 675,876 shares of Common Stock, which represent approximately 7.4% of the outstanding shares of Common Stock.

(b) The Reporting Persons have the shared power to vote and shared power to dispose of 675,876 shares of Common Stock, which represent approximately 7.4% of the outstanding shares of Common Stock.

(c) No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Persons except as set forth in Item 3 above.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 50243R102

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the transaction stated in Item 3 above.

Item 7.	Material to be Filed as Exhibits

Joint Filing Agreement

CUSIP No. 50243R102

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: September 13, 2013

BOECKMANN FAMILY REVOCABLE TRUST

By:	/s/ Herbert F. Boeckmann, II
Name:	Herbert F. Boeckmann, II
Title:	Trustee

BOECKMANN FAMILY REVOCABLE TRUST

By:	/s/ Floy Jane Boeckmann
Name:	Floy Jane Boeckmann
Title:	Trustee

HERBERT F. BOECKMANN, II

By:	/s/ Herbert F. Boeckmann, II
Name:	Herbert F. Boeckmann, II

FLOY JANE BOECKMANN

By:	/s/ Floy Jane Boeckmann
Name:	Floy Jane Boeckmann